Osisko Development Intersects 164.92 g/t Gold over 10.50 meters at
Cariboo Gold Project, Valley Zone

MONTREAL, June 1, 2022 - Osisko Development Corp. ("Osisko Development" or the "Company") (ODV TSX.V & NYSE) is pleased to announce the remaining and final drilling results from the 2021 exploration and category conversion drill campaign at the Valley Zone of its Cariboo Gold Project ("Cariboo") in central British Columbia.

Summary

  A total of 49,500 meters were drilled in 114 holes at the Valley Zone in 2021.
  Results released below are from holes CM-21-094 to CM-21-112 (see Figures 1 and 2 for the drill hole location maps).
  Highlights include 164.92 g/t Au over 10.50 m in hole CM-21-097 at a depth of 200 meters from surface with high grade samples of 67.10 g/t Au over 0.50 m, 18.60 g/t Au over 0.60 m, 16.35 g/t Au over 1.00 m, 8.15 g/t Au over 1.00 m, 1,605 g/t Au over 1.00 m (with visible gold observed), 13.25 g/t Au over 1.00 m and 20.30 g/t Au over 1.00 m (see Figure 3 cross section).
  CM-21-099 intersected a vein corridor that assayed 15.26 g/t Au over 14.40 m and included high grade samples of 104.5 g/t Au over 1.00 m and 61.10 g/t Au over 1.00 m.
  The drill results confirmed anomalous gold values within multiple modelled vein corridors as shown in the cross section below. Additional noteworthy highlights are listed below.
  Detailed drilling results and a drill hole location plan map are presented at the end of this release.

Assay Highlights

  9.26 g/t Au over 6.15 meters in hole CM-21-094 including
  99.20 g/t Au over 0.50 meter
  16.74 g/t Au over 3.00 meters in hole CM-21-094 including
  29.50 g/t Au over 0.75 meter
  5.66 g/t Au over 12.60 meters in hole CM-21-094
  10.82 g/t Au over 7.20 meters in hole CM-21-094
  81.50 g/t Au over 0.50 meter in hole CM-21-095
  16.19 g/t Au over 6.70 meters in hole CM-21-095 including
  54.90 g/t Au over 0.95 meter in hole CM-21-095
  284.00 g/t Au over 0.50 meter in hole CM-21-096
  7.25 g/t Au over 6.35 meters in hole CM-21-097
  164.92 g/t Au over 10.50 meters in hole CM-21-097 including
  1,605.00 g/t Au over 1.00 meter
  18.99 g/t Au over 3.85 meters in hole CM-21-097 including
  44.10 g/t Au over 1.20 meters
  104.50 g/t Au over 0.95 meter in hole CM-21-099
  15.26 g/t Au over 14.40 meters in hole CM-21-099 including
  104.50 g/t Au over 1.00 meter in hole CM-21-099 and
  61.10 g/t Au over 1.00 meter in hole CM-21-099
  104.50 g/t Au over 0.80 meter in hole CM-21-099
  20.71 g/t Au over 7.60 meters in hole CM-21-100

  12.18 g/t Au over 11.85 meters in hole CM-21-100
  6.48 g/t Au over 10.50 meters in hole CM-21-104
  8.44 g/t Au over 6.80 meters in hole CM-21-106
  24.55 g/t Au over 7.85 meters in hole CM-21-106 including
  332.00 g/t Au over 0.50 meter in hole CM-21-106
  7.93 g/t Au over 12.40 meters in hole CM-21-106 including
  84.40 g/t Au over 0.70 meter in hole CM-21-106
  14.14 g/t Au over 4.10 meters in hole CM-21-107
  15.68 g/t Au over 4.20 meters in hole CM-21-107
  6.59 g/t Au over 8.20 meters in hole CM-21-107
  10.15 g/t Au over 10.85 meters in hole CM-21-109

Sean Roosen, CEO of Osisko Development commented,

"We are excited and encouraged by the final results received at the Valley Zone of the Cariboo Gold Project. The Valley Zone is one of seven important mineralized zones within the broader Cariboo Gold Project, and the Valley Zone contains 536,000 ounces of gold (4.4 million tonnes grading 3.8 g/t Au) in the indicated category and 235,000 ounces of gold (2.1 million tonnes grading 3.4 g/t Au) in the inferred category. The updated Mineral Resource Estimate has an effective date of May 17, 2022 and published in the recent Preliminary Economic Assessment filed on SEDAR on May 24th, 2022.  The purpose of this drilling was to expand known vein corridors and increase confidence to support further technical work, and the goal was successfully achieved."

Vein corridors are defined as high-density networks of mineralized quartz veins within the axis of the deposit's last folding event. These mineralized structures are predominantly hosted within a brittle meta-sandstone or calcareous meta-sandstone. Vein corridors are modelled at a minimum thickness of 2.00 meters and average approximately 4.50 meters true width. Individual mineralized veins within these corridors have widths varying from centimeters to several meters and strike lengths from a few meters to over 50 meters. These corridors have been defined from surface to a vertical depth averaging 300 meters and remain open for expansion at depth and along strike. Gold grades are intimately associated with quartz vein-hosted pyrite as well as pyritic, intensely silicified wall rock vein selvages.

True widths are estimated to be 60% to 75 % of reported core length intervals. Intervals not recovered by drilling were assigned zero grade. Top cuts have not been applied to high grade assays. Complete assay highlights are presented in Table 1 and drill hole locations are listed in Table 2.

OSISKO DEVELOPMENT
N
Mosquito Creek Zone
Shaft Zone
Valley Zone
Wells
ISLAND MOUNTAIN
Detail Map
Cow Mountain Zone
Jack of Clubs Lake
Lowhee Zone
COW MOUNTAIN
BARKERVILLE MOUNTAIN
KL Zone
Bonanza Ledge and BC Vein
Barkerville
Map Extent
Deposit Zones
Cariboo Gold Project, Wells, BC
0
1
2
Kilometers

Figure 1: Cariboo Gold Project areas overview map (mineralized zones are shown in red)

Figure 2: Valley Zone select drilling highlights

Figure 3: Cross Section of CM-21-097

Qualified Persons

Per National Instrument 43-101 Standards of Disclosure for Mineral Projects, Maggie Layman, P.Geo. Vice President Exploration of Osisko Development Corp., is a Qualified Person and has prepared, validated, and approved the technical and scientific content of this news release.

Quality Assurance - Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged.  The remaining drill core is subsequently stored on site at a secured facility in Wells, BC.  Numbered security tags are applied to lab shipments for chain of custody requirements.  Quality control ("QC") samples are inserted at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd.

Drill core samples are submitted to ALS Geochemistry's analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed, and 250 grams is pulverized. Analysis for gold is by 50g fire assay fusion with atomic absorption ("AAS") finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 1,000g screen metallic fire assay. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy ("ICP-AES") and Inductively Coupled Plasma Mass Spectroscopy ("ICP-MS").

About Osisko Development Corp.

Osisko Development Corp. is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its interest in the San Antonio gold project, located in Sonora, Mexico and the Trixie gold test mine, located in Utah, USA.

For further information, please contact Osisko Development Corp.:

Jean Francois Lemonde

VP, Investor Relations

jflemonde@osiskodev.com

Tel: 514-299-4926

Forward-looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐ looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐ looking statements. Forward‐ looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐ looking statements. Information contained in forward‐ looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define and expand mineral resources, expected conclusions of optimization studies, that vein corridors continue to be defined as a high-density network of mineralized quartz within the axis of the last folding event and hosted within the sandstones and that the deposit remains open for expansion at depth and down plunge, as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, current conditions and expected future developments, results of further exploration work to define and expand mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions, regulatory framework, the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability of to complete further exploration activities, including drilling; property and stream interests in the Project; the ability of the Company to obtain required approvals; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal prices; dilution; environmental risks; and community and non-governmental actions and the responses of relevant governments to the COVID-19 outbreak and the effectiveness of such responses. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2021, as amended, which has been filed on SEDAR (www.sedar.com) under the Company's issuer profile and on the U.S. Securities Exchange Commission's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the Forward-looking Statements are reasonable based on information available at the date of preparation, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on Forward-looking Statements..

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Table 1: Cariboo Gold Project 2021 Length Weighted Drill Hole Gold Composites

HOLE ID		FROM (M)	TO (M)	LENGTH (M)	AU (G/T)
CM-21-094		67.50	73.65	6.15	9.26
	Including	67.50	68.00	0.50	99.20
		80.85	81.35	0.50	5.43
		106.40	109.40	3.00	16.74
	Including	107.30	108.05	0.75	29.50
	and	108.65	109.40	0.75	25.40
		121.40	121.90	0.50	7.81
		127.00	131.30	4.30	3.22
	Including	127.00	127.50	0.50	8.01
	and	130.80	131.30	0.50	9.94
		133.40	146.00	12.60	5.66
	Including	133.90	134.40	0.50	13.30
	and	137.60	138.10	0.50	10.30
	and	141.90	142.60	0.70	13.15
	and	143.20	144.70	1.50	23.30
		148.80	149.45	0.65	7.64
		161.85	162.35	0.50	19.10
		170.70	175.05	4.35	4.21
	Including	171.70	172.20	0.50	11.05
	and	173.95	174.45	0.50	16.85
		377.85	378.35	0.50	6.04
		383.10	384.35	1.25	8.17
		390.90	398.10	7.20	10.82
	Including	392.25	393.75	1.50	17.35
	and	393.75	394.50	0.75	16.70
	and	395.85	397.10	1.25	25.50
		416.70	417.20	0.50	4.73
		441.15	445.80	4.65	7.30
	Including	442.00	443.00	1.00	8.04
	and	444.30	445.80	1.50	13.80
		452.80	456.75	3.95	9.08
	Including	455.30	456.25	0.95	28.60
CM-21-095		96.00	96.50	0.50	3.53
		147.20	148.35	1.15	9.05
		242.75	244.00	1.25	11.55
		300.90	303.10	2.20	9.36
	Including	300.90	301.60	0.70	17.15
	and	302.60	303.10	0.50	15.30
		309.95	310.80	0.85	3.26
		350.35	350.85	0.50	11.85
		361.50	362.00	0.50	81.50
		400.00	400.75	0.75	6.62
		454.50	455.00	0.50	7.69
		495.30	502.00	6.70	16.19
	Including	496.00	496.95	0.95	54.90
	and	496.95	498.10	1.15	22.40
	and	498.10	498.80	0.70	25.60
	and	500.30	500.80	0.50	13.45
		506.80	511.05	4.25	6.84
	Including	506.80	507.90	1.10	6.99
	and	509.90	510.50	0.60	9.76
	and	510.50	511.05	0.55	21.70

CM-21-096		119.50	120.00	0.50	284.00
		195.80	196.30	0.50	8.66
		223.50	224.00	0.50	3.90
CM-21-097		124.15	130.50	6.35	7.25
	Including	124.15	125.65	1.50	18.15
	and	125.65	126.40	0.75	10.70
		135.30	136.00	0.70	5.00
		158.00	158.70	0.70	3.70
		251.50	252.15	0.65	4.94
		255.05	265.55	10.50	164.92
	Including	255.05	255.55	0.50	67.10
	and	255.55	256.15	0.60	18.60
	and	257.00	258.00	1.00	16.35
	and	260.00	261.00	1.00	8.15
	and	262.00	263.00	1.00	1605.00
	and	263.00	264.00	1.00	13.25
	and	264.00	265.00	1.00	20.30
		273.55	274.05	0.50	14.25
		280.00	283.00	3.00	12.20
	Including	282.00	283.00	1.00	22.90
		310.50	314.35	3.85	18.99
	Including	310.50	311.00	0.50	15.90
	and	311.00	311.50	0.50	12.65
	and	312.65	313.85	1.20	44.10
		388.00	389.15	1.15	24.30
CM-21-098		217.35	217.85	0.50	4.22
		223.05	224.00	0.95	5.24
CM-21-099		68.00	68.50	0.50	14.20
		96.00	98.30	2.30	2.75
	Including	96.50	97.05	0.55	6.77
		105.35	106.30	0.95	104.50
		118.75	119.70	0.95	7.36
		124.20	125.90	1.70	5.63
	Including	124.20	124.70	0.50	14.15
		149.60	164.00	14.40	15.26
	Including	149.60	150.60	1.00	104.50
	and	150.60	151.60	1.00	61.10
	and	153.60	154.10	0.50	20.50
	and	159.05	159.55	0.50	10.75
	and	162.20	163.05	0.85	22.30
		242.65	246.80	4.15	4.34
	Including	242.65	243.80	1.15	13.00
		273.00	273.80	0.80	104.50
		323.60	324.20	0.60	29.10

CM-21-100		94.75	96.75	2.00	4.33
	Including	96.10	96.75	0.65	11.90
		104.05	104.55	0.50	3.20
		115.40	123.00	7.60	20.71
	Including	115.40	115.90	0.50	23.00
	and	115.90	116.80	0.90	11.55
	and	119.00	120.00	1.00	22.20
	and	120.00	121.00	1.00	88.20
	and	121.50	122.00	0.50	18.65
	and	122.50	123.00	0.50	22.20
		132.00	133.20	1.20	23.56
	Including	132.50	133.20	0.70	37.60
		148.00	150.00	2.00	5.11
	Including	148.00	148.50	0.50	6.73
	and	149.00	149.50	0.50	12.35
		154.00	165.85	11.85	12.18
	Including	154.00	155.00	1.00	15.35
	and	156.00	157.00	1.00	39.80
	and	157.50	158.15	0.65	37.90
	and	160.50	161.25	0.75	28.40
	and	163.25	163.85	0.60	12.70
	and	164.35	164.85	0.50	44.90
		198.50	199.00	0.50	28.20
		282.70	283.20	0.50	11.10
		379.80	380.50	0.70	3.20
		405.80	406.30	0.50	7.94
		452.00	456.35	4.35	3.12
	Including	455.75	456.35	0.60	8.63
		477.70	479.90	2.20	9.91
	Including	477.70	478.20	0.50	9.92
		479.35	479.90	0.55	17.35
		497.80	501.25	3.45	3.12
	Including	497.80	498.30	0.50	5.48
	and	499.30	499.80	0.50	6.56
	and	500.65	501.25	0.60	6.71
		550.85	555.40	4.55	5.98
	Including	551.85	553.00	1.15	7.35
	and	553.50	554.00	0.50	30.20
		609.10	613.40	4.30	5.05
	Including	612.10	612.75	0.65	12.20
	and	612.75	613.40	0.65	11.70
CM-21-101	Hole Abandoned
CM-21-102		164.20	164.70	0.50	17.75
		199.80	200.40	0.60	23.80
		215.35	218.40	3.05	13.06
	Including	215.85	216.50	0.65	22.90
	and	217.30	217.80	0.50	15.40
	and	217.80	218.40	0.60	26.90
		220.80	221.40	0.60	6.94
		263.95	266.00	2.05	16.12
	Including	263.95	264.80	0.85	28.50

CM-21-103		111.50	112.00	0.50	20.50
		210.50	212.00	1.50	3.56
		215.15	215.70	0.55	4.06
		259.20	259.90	0.70	11.90
CM-21-104		117.50	118.10	0.60	4.70
		256.50	267.00	10.50	6.48
	Including	256.50	257.90	1.40	12.05
	and	265.85	266.35	0.50	30.90
CM-21-105		152.50	153.20	0.70	16.75
		186.10	187.60	1.50	5.93
		216.85	217.50	0.65	3.56
CM-21-106		104.10	105.30	1.20	7.42
		121.00	122.30	1.30	5.56
	Including	121.80	122.30	0.50	9.20
		126.40	133.20	6.80	8.44
	Including	126.40	126.90	0.50	11.50
	and	126.90	127.50	0.60	14.65
	and	127.50	128.85	1.35	16.95
	and	132.10	132.60	0.50	32.10
		137.90	138.40	0.50	7.08
		140.70	141.20	0.50	14.70
		151.65	159.50	7.85	24.55
	Including	154.50	155.00	0.50	19.65
	and	156.80	157.30	0.50	332.00
	and	158.90	159.50	0.60	12.55
		163.00	170.15	7.15	3.87
	Including	163.00	163.60	0.60	12.60
	and	164.10	165.00	0.90	6.80
	and	167.85	168.35	0.50	8.01
	and	169.65	170.15	0.50	7.88
		186.60	187.10	0.50	10.15
		430.50	434.60	4.10	4.91
	Including	430.50	431.00	0.50	14.05
	and	431.75	432.25	0.50	9.54
	and	433.25	434.10	0.85	7.85
		453.60	455.60	2.00	5.32
		453.60	454.10	0.50	15.50
		495.90	508.30	12.40	7.93
	Including	495.90	496.70	0.80	31.30
	and	504.00	504.50	0.50	6.35
	and	507.60	508.30	0.70	84.40
		530.00	533.00	3.00	5.12
	Including	530.00	530.50	0.50	12.10
		544.50	545.10	0.60	3.18
		550.80	551.30	0.50	3.93
		568.05	568.90	0.85	10.20
		586.30	586.90	0.60	41.20

CM-21-107		97.30	98.05	0.75	31.50
		104.85	105.85	1.00	10.64
	Including	104.85	105.35	0.50	17.80
		114.60	118.70	4.10	14.14
	Including	114.60	115.30	0.70	37.30
	and	115.30	115.80	0.50	34.40
	and	118.20	118.70	0.50	26.10
		121.00	121.50	0.50	8.85
		128.45	133.70	5.25	3.40
	Including	130.20	130.70	0.50	11.65
		154.20	156.85	2.65	4.03
	Including	156.00	156.85	0.85	8.68
		162.80	167.00	4.20	15.68
	Including	162.80	163.35	0.55	15.35
	and	165.35	166.00	0.65	15.60
	and	166.00	167.00	1.00	43.70
		176.50	177.50	1.00	15.70
	Including	176.50	177.00	0.50	21.40
		269.95	270.60	0.65	4.17
		319.50	321.00	1.50	12.70
		398.65	400.00	1.35	3.93
	Including	398.65	399.50	0.85	5.50
		494.00	502.20	8.20	6.59
	Including	494.00	494.50	0.50	15.45
	and	495.20	495.80	0.60	8.68
	and	498.90	499.65	0.75	11.45
	and	500.80	501.30	0.50	28.90
	and	501.30	502.20	0.90	9.81
		515.00	520.90	5.90	2.73
	Including	517.70	518.30	0.60	5.12
	and	519.30	519.80	0.50	13.35
		522.90	523.40	0.50	27.50
		526.00	526.50	0.50	3.83
		536.90	537.60	0.70	3.60
CM-21-108	Hole Abandoned
CM-21-109		68.35	68.85	0.50	9.78
		126.65	137.50	10.85	10.15
	Including	126.65	127.15	0.50	46.60
	and	127.15	128.35	1.20	26.30
	and	128.35	128.85	0.50	37.70
	and	130.00	131.00	1.00	10.75
	and	131.00	132.15	1.15	12.90
		140.25	141.00	0.75	3.47
		177.35	178.15	0.80	25.20
		240.80	241.45	0.65	10.35
		249.00	253.70	4.70	2.90
	Including	249.00	249.50	0.50	5.32
	and	250.50	251.50	1.00	7.63
		270.25	270.75	0.50	3.52
		367.00	367.50	0.50	3.56
		370.15	370.65	0.50	6.78

CM-21-110		73.70	74.25	0.55	5.17
		129.65	133.20	3.55	7.73
	Including	131.50	132.00	0.50	42.10
		137.60	143.20	5.60	7.52
	Including	137.60	138.45	0.85	30.00
	and	142.20	143.20	1.00	12.45
		222.60	223.70	1.10	4.76
CM-21-111	Hole Abandoned
CM-21-112		111.95	112.45	0.50	5.77
		149.75	150.25	0.50	51.90
		308.50	312.50	4.00	13.00
	Including	308.50	309.00	0.50	26.20
	and	310.70	311.20	0.50	51.20
		321.50	322.00	0.50	11.35
		356.70	358.25	1.55	6.88
	Including	356.70	357.75	1.05	9.34
		409.65	410.15	0.50	6.11

Table 2: Drill Hole Locations and Orientations

HOLE ID	EASTING	NORTHING	ELEV	DIP	AZI	DEPTH (M)
CM-21-094	595482	5884197	1207	-53	295	498
CM-21-095	595375	5884149	1204	-47	307	625
CM-21-096	595376	5884149	1203	-50	308	306
CM-21-097	595316	5884080	1201	-47	305	453
CM-21-098	595315	5884079	1201	-46	293	282
CM-21-099	595482	5884198	1207	-53	308	393
CM-21-100	595482	5884198	1207	-52	304	654
CM-21-101	595481	5884197	1207	-49	296	75
CM-21-102	595346	5884123	1202	-48	306	309
CM-21-103	595346	5884123	1202	-49	296	264
CM-21-104	595345	5884123	1202	-48	286	267
CM-21-105	595345	5884123	1202	-46	302	261
CM-21-106	595482	5884197	1207	-51	301	645
CM-21-107	595482	5884197	1207	-52	306	594
CM-21-109	595394	5884020	1202	-52	320	387
CM-21-110	595394	5884021	1202	-55	328	351
CM-21-111	595376	5884149	1203	-48	310	48
CM-21-112	595376	5884148	1203	-48	310	470